SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)


                       WebEx Communications, Inc.
                            (Name of Issuer)


                     Common Stock, par value $0.001
                     ------------------------------
                     (Title of Class of Securities)


                               94767L 10 9
                               -----------
                              (CUSIP Number)


                            December 31, 2001
             (Date of Event which Requires Filing of Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 94767L 10 9
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  1     NAMES OF REPORTING PERSONS:                              Subrah S. Iyar

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a) [ ]
                                                                      (b) [ ]
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  3   SEC Use Only
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION                      United States
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 NUMBER OF SHARES     5    SOLE VOTING POWER               4,196,653 shares*
BENEFICIALLY OWNED    ---------------------------------------------------------
 BY EACH REPORTING    6    SHARED VOTING POWER               566,500 shares**
   PERSON WITH        ---------------------------------------------------------
                      7    SOLE DISPOSITIVE POWER          4,115,403 shares***
                      ---------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER          556,500 shares**
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                4,763,153 shares****
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  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                          [ ]
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  11  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)                                               12.0%
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  12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN
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* Includes 230,153 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001, a part of which is subject to a repurchase right by WebEx Communications which right lapses over time.

** Consists of an aggregate of 566,500 shares which have been transferred to the following trusts of which Subrah Iyar is a co-trustee: 250,000 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #2, 250,000 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #2 and 4,000 shares owned by The Iyar Children's 2000 Irrevocable Trust.

*** Includes 148,903 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

**** Includes 230,153 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001, a part of which is subject to a repurchase right by WebEx Communications which right lapses over time. Consists of an aggregate of 566,500 shares which have been transferred to the following trusts of which Subrah Iyar is a co-trustee:
     250,000 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #2, 250,000 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #2 and 4,000 shares owned by The Iyar Children's 2000 Irrevocable Trust.



Item 1(a) Name of Issuer:
          WebEx Communications, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          307 W. Tasman Drive, San Jose, California 95134

Item 2(a) Name of Person Filing:
          Subrah S. Iyar

Item 2(b) Address of Principal Business Office or, if none, Residence:
          307 W. Tasman Drive, San Jose, California 95134

Item 2(c) Citizenship:
          United States

Item 2(d) Title of Class of Securities:
          Common Stock, $0.001 par value

Item 2(e) CUSIP Number:
          94767L 10 9

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

    (a)[ ]  Broker or Dealer registered under Section 15 of the Act
    (b)[ ]  Bank as defined in section 3(a)(6) of the Act
    (c)[ ]  Insurance Company as defined in section 3(a)(19) of the Act
    (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940
    (e)[ ]  Investment Adviser in accordance with Section
            240.13d-1(b)(1)(ii)(E)
    (f)[ ] An employee benefit plan or an endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
    (g)[ ] Parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G)
    (h)[ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
    (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
    (j)[ ]  Group, in accordance with Section 240.13d-1(b)(ii)(J)

    Not applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:  4,763,153 shares of Common Stock

(b) Percent of class: 12%. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 2001, filed with the Commission on
         November 14, 2001, in which the Issuer stated that the number of shares of Common Stock outstanding as of September 30, 2001 was 39,329,275.

(c)  Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote: 4,196,653 shares, which includes 230,153 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001, a part of which is subject to a repurchase right by WebEx Communications which right lapses over time.

        (ii) Shared power to vote or to direct the vote: 566,500 shares, which consists of shares which have been transferred to the following trusts of which Subrah Iyar is a co-trustee: 250,000 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #2, 250,000 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #2 and 4,000 shares owned by The Iyar Children's 2000 Irrevocable Trust.

(iii) Sole power to dispose or to direct the disposition of: 4,115,403 shares, which includes 148,903 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2001.

        (iv) Shared power to dispose or to direct the disposition of: 566,500 shares, which consists of shares which have been transferred to the following trusts of which Subrah Iyar is a co-trustee: 250,000 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Subrah Iyar 2000 Grantor Retained Annuity Trust #2, 250,000 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #1, 31,250 shares owned by the Rupar Iyar 2000 Grantor Retained Annuity Trust #2 and 4,000 shares owned by The Iyar Children's 2000 Irrevocable Trust.


Item 5.  Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
         Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certifications
         Not applicable.


                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 2002.



                                                   By /s/ Subrah S. Iyar
                                                   ----------------------------
                                                         Subrah S. Iyar